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                                                                     Page 1 of 7

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                               SSP Solutions, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   784723 10 8
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                                 (CUSIP Number)

                                Marvin J. Winkler
                             c/o SSP Solutions, Inc.
                              17861 Cartwright Road
                                Irvine, CA 92614
                                 (949) 851-1085

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 30, 2003
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

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CUSIP No. 784723 10 8                 13D                           Page 2 of 7

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         Marvin J. Winkler
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
               7. Sole Voting Power NUMBER OF 75,380 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               5,702,654 (2)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               75,380 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        5,702,654 (2)
________________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person 5,778,034
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11) 20.4% (3)
________________________________________________________________________________
14.      Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

(1) Represents shares vested within 60 days after November 3, 2003 under employee stock options to purchase up to 226,250 shares.

(2) This reporting person is deemed to share voting and dispositive power over these shares with (i) JAW Lending, Inc., of which this reporting person is an executive officer and 50% shareholder, and (ii) JAW Financial, L.P., of which JAW Lending, Inc. is the general partner, and this reporting person and his spouse are the limited partners. This reporting person's spouse owns the remaining 50% of the outstanding shares of JAW Lending, Inc.

(3)  Calculated based on 28,299,628 shares outstanding as of November 3, 2003.

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CUSIP No. 784723 10 8                 13D                           Page 3 of 7

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Financial, L.P.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
               7. Sole Voting Power NUMBER OF 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               5,702,654 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        5,702,654 (1)
________________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,654
         (1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.     Percent of Class Represented by Amount in Row (11) 20.2% (2)
________________________________________________________________________________
14.      Type of Reporting Person (See Instructions) PN
________________________________________________________________________________

(1) This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Lending, Inc., the general partner of this reporting entity; and (ii) Marvin J. Winkler, an executive officer and 50% shareholder of JAW Lending, Inc.

(2)  Calculated based on 28,299,628 shares outstanding as of November 3, 2003.


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CUSIP No. 784723 10 8                 13D                           Page 4 of 7

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Lending, Inc.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
               7. Sole Voting Power NUMBER OF 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               5,702,654 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        5,702,654 (1)
________________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,654
         (1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11) 20.2% (2)
________________________________________________________________________________
14.      Type of Reporting Person (See Instructions) CO
________________________________________________________________________________

(1) This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Financial, L.P., the entity to which the shares were issued and in which this reporting person is the general partner; and (ii) Marvin J. Winkler, an executive officer and 50% shareholder of this reporting entity.

(2)  Calculated based on 28,299,628 shares outstanding as of November 3, 2003.


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CUSIP No. 784723 10 8                 13D                           Page 5 of 7

         This Amendment No. 2 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Marvin J. Winkler ("Winkler"), JAW Lending, Inc. ("JAW Lending") and JAW Financial, L.P. ("JAW Financial") on September 27, 2001, as previously amended January 16, 2003. Winkler,
JAW Lending and JAW Financial are sometimes collectively referred to herein as the "Reporting Persons."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         (1) On March 28, 2003, the Issuer issued to Winkler a five-year warrant to purchase up to 5,000 shares of the Issuer's common stock. The warrant was issued in accompaniment with a bridge note that Mr. Winkler purchased on that date. The warrant exercise price was to be equal to the greater of $0.70 per share or the conversion price of securities the Issuer may have issued in a then proposed financing, not to exceed $1.30 per share. On October 21, 2003, the warrant exercise price was set on terms identical to those established for other, unaffiliated warrant holders (i.e., at $0.50 in consideration for a waiver of certain penalties and the immediate exercise of the warrant on a cashless basis. Mr. Winkler received 2,369 shares of common stock upon cashless exercise of the warrant using a per share market value of $0.95. Mr. Winkler immediately transferred the 2,369 shares to JAW Financial.

         (2) On July 31, 2003, the Issuer granted to Winkler a ten-year option to purchase up to 200,000 shares of the Issuer's common stock at an exercise price of $0.81 per share. The option vested and became exercisable as to 20% of the underlying shares of common stock upon issuance of the option. The option is scheduled to vest and become exercisable as to the remaining 80% of the underlying shares of common stock at the rate of 1/48 per month, commencing August 31, 2003. Winkler has sole voting and dispositive power over shares underlying the option.

          (3) On August 29, 2003, an aggregate of 100,000 shares of the Issuer's common stock that were owned directly by JAW Financial and indirectly by JAW Financial and JAW Lending were sold to an unaffiliated executive officer of the Issuer in a private transaction at a per share price of $0.76, which represented the closing market price on August 29, 2003.

          (4) On October 30, 2003, an aggregate of 1,648,000 shares of the Issuer's common stock that were owned directly by JAW Financial, L.P. and indirectly by JAW Financial and JAW Lending and were pledged to a lender as collateral for previously executed financial obligations of JAW Financial were accepted by the lender at a per share price of $0.39 in satisfaction of those obligations. The acceptance of the pledged shares was part of an agreement to satisfy obligations under a mature personal line of credit that JAW Financial entered into in early 2002.

          (5) While presently having no plans or commitments to do the following, in the future periods Jaw Financial and Jaw Lending may sell or transfer shares to satisfy obligations under existing credit facilities and where shares have been pledged to a lender to secure guarantees under lines of credit, and is anticipating making gifts of shares, and may contribute shares to charities.


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CUSIP NO. 784723 10 8                 13D                           PAGE 6 OF 7



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) Winkler beneficially owns 5,778,034 shares of common Stock of the Issuer, which equals approximately 20.4% of the total 28,299,628 Outstanding shares of common stock of the Issuer as of November 3, 2003 ("Total Shares") and includes (i) 75,380 shares vested within 60 days after November 3, 2003 under employee stock options to purchase up to 226,250 Shares and (ii) 5,702,654 shares held by JAW Financial. Each of JAW Financial and JAW Lending beneficially owns 5,702,654 shares of common stock of the Issuer held by JAW Financial, which shares represent approximately 20.2% of the Total Shares.

         (b) Winkler has sole voting and dispositive power as to the 75,380 vested option shares and shares with JAW Financial and JAW Lending voting and dispositive power over the 5,702,654 shares of common stock of the Issuer held by JAW Financial.

         (c) None of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days except as described in Item 4 above.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the shares beneficially owned by the Reporting Persons, except that Winkler's spouse, Sheri Winkler, may receive proceeds as the legal owner of 50% of the outstanding shares of JAW Lending, Inc.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following exhibit:

         Exhibit No.       Description
         -----------       -----------

         99 Joint Filing Agreement Pursuant To Rule 13d-1(k)(1) Under The Securities Exchange Act Of 1934, As Amended, among Marvin J. Winkler, JAW Financial, L.P. and JAW Lending, Inc.

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CUSIP No. 784723 10 8                 13D                           Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 3, 2003
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                                     (Date)

                      /s/ Marvin J. Winkler, an individual
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                                   (Signature)

          JAW Financial, L.P.

                By: JAW Lending, Inc., its general partner

                    By: /s/ Marvin J. Winkler, its president
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                                   (Signature)

          JAW Lending, Inc.

                    By: /s/ Marvin J. Winkler, its president
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                                   (Signature)